UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 21, 2017 (November 21, 2017)

IMPAX LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34263	65-0403311
(State of	(Commission File Number)	(IRS Employer
Incorporation)		Identification No.)

30831 Huntwood Avenue, Hayward, CA		94544
(Address of principal executive offices)		(Zip Code)

(510) 240-6000

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 21, 2017, Impax Laboratories Inc., a Delaware corporation (the “Company”), entered into Amendment No. 1 (“Amendment No. 1”) to the Business Combination Agreement, dated October 17, 2017 (the “Business Combination Agreement”) with Atlas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a wholly-owned subsidiary of Holdco (“Merger Sub”) and Amneal Pharmaceuticals LLC (“Amneal”), whereby, among other things, at the closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”), Merger Sub will merge with and into the Company (the “Impax Merger”), with the Company surviving the Impax Merger as a direct wholly-owned subsidiary of Holdco. In connection with the Closing, Holdco will be renamed Amneal Pharmaceuticals, Inc. (“New Amneal”).

In connection with the Transactions, Amneal Holdings, LLC has entered into a definitive purchase agreement with select institutional investors including TPG Capital and funds affiliated with Fidelity Management & Research Company (the “PIPE Investors”), pursuant to which the PIPE Investors will acquire from Amneal Holdings, LLC shares of New Amneal common stock (the “PIPE Transaction”). In connection with the PIPE Transaction, Amneal desires to revise the capital structure of New Amneal to provide for Class B-1 common stock, in addition to the originally contemplated Class A common stock and Class B common stock (the “Capital Structure Changes”). In order to implement the Capital Structure Changes, Amendment No. 1 provides for certain revisions to the forms of each of (i) the Amended and Restated Certificate of Incorporation of Holdco, (ii) the Amended and Restated Bylaws of Holdco, (iii) the Third Amended and Restated Limited Liability Agreement of Amneal Pharmaceuticals LLC, (iv) the Stockholders Agreement entered into on October 17, 2017, by and among Holdco, Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC, AH PPU Management, LLC, and (v) the Tax Receivable Agreement, by and among New Amneal, Amneal and the Amneal Members party thereto, which are each attached as an exhibit to the Business Combination Agreement.

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The foregoing description of Amendment No. 1 and the exhibits thereto is qualified in its entirety by the full text of Amendment No. 1 and the exhibits thereto, attached hereto as Exhibit 2.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated November 21, 2017, by and among Impax Laboratories, Inc., Atlas Holdings, Inc., K2 Merger Sub Corporation, and Amneal Pharmaceuticals LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAX LABORATORIES, INC.

By	/s/ Bryan M. Reasons
Name:	Bryan M. Reasons
Title:	Senior VP, Finance and Chief Financial Officer

Date: November 21, 2017